

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Rafael Lizardi
Chief Financial Officer
Texas Instruments Inc.
12500 TI Boulevard
Dallas, Texas 75243

      Re: Texas Instruments Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 4, 2022
          File No. 001-03761

Dear Mr. Lizardi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing